# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Whirlpool Corp, CIK 0000106640
CUSIP: 963320106
Title of class of securities: Common stock, par value $1.00 per share
Address of issuer's principal executive offices: 2000 North M-63, Benton Harbor, Michigan (MI), 49022-2692
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001656456

## Reporting persons
- Appaloosa LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,500,000; sole dispositive power 0; shared dispositive power 5,500,000; aggregate amount beneficially owned 5,500,000 (9.8% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: Whirlpool Corp
Address of issuer's principal executive offices: 2000 North M-63, Benton Harbor, Michigan 49022-2692

## Item 2. Person Filing
Name of person filing:
This report on Schedule 13G is being filed by Appaloosa LP, a Delaware limited partnership (the "Filer"). The Filer is the investment adviser to Azteca Partners LLC, a Delaware limited liability company ("Azteca"), and Palomino Master Ltd., a British Virgin Islands corporation ("Palomino"). Appaloosa Capital Inc., a Delaware corporation ("ACI"), is the general partner of the Filer, and David A. Tepper is the controlling stockholder and president of ACI and owns a majority of the limited partnership interests in the Filer.

As of September 30, 2025, Azteca held 3,646,500 shares of common stock, par value $1.00 per share ("Common Stock"), of Whirlpool Corp (the "Issuer") and Palomino held 1,853,500 shares of Common Stock of the Issuer. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Filer is deemed to beneficially own the 5,500,000 shares of Common Stock of the Issuer held in the aggregate by Azteca and Palomino, for an aggregate beneficial ownership percentage of approximately 9.8%. The beneficial ownership percentage is based upon approximately 56 million shares of Common Stock issued and outstanding as of September 30, 2025, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on October 28, 2025.
Address of principal business office or, if none, residence: The address for the Filer is 51 John F. Kennedy Pkwy, Short Hills, NJ 07078.
Citizenship: See Item 4 of the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5,500,000.00
Percent of class: 9.8%
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 5,500,000.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 5,500,000.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Appaloosa LP: By: Appaloosa Capital Inc., GP of Appaloosa LP /s/ David A. Tepper, David A. Tepper, President of Appaloosa Capital Inc. (11/13/2025)